

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 28, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Victory Portfolios II, under the Exchange Act of 1934.

- VictoryShares USAA Core Short-Term Bond ETF
- VictoryShares USAA Core Intermediate-Term Bond ETF
- VictoryShares USAA MSCI USA Value Momentum ETF
- VictoryShares USAA MSCI USA Small Cap Value Momentum ETF
- VictoryShares USAA MSCI International Value Momentum ETF
- VictoryShares USAA MSCI Emerging Markets Value Momentum ETF

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.